UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PDF SOLUTIONS, INC.

(Exact name of the registrant as specified in its charter)

Delaware	000-31311	25-1701361
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

2858 De La Cruz Blvd Santa Clara, CA		95050
(Address of principal executive offices)		(Zip Code)

Adnan Raza (408) 280-7900

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Item 1.01. Conflict Minerals Disclosure and Report

The Conflict Minerals Report of PDF Solutions, Inc. (“PDF Solutions”) for the reporting period from January 1 to December 31, 2023 is filed as Exhibit 1.01 to this Specialized Disclosure Report (“Form SD”), and a copy of the Conflict Minerals Report is also available at PDF Solutions’ website at https://www.pdf.com/company/trust-center/working-with-pdf-solutions/.

Item 1.02 Exhibit

PDF Solutions’ Conflict Minerals Report is attached hereto as Exhibit 1.01.

Item 3.01. Exhibits

The following exhibit is submitted as part of this report:

Exhibit 1.01 -	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PDF SOLUTIONS, INC.
(Registrant)

By:	/s/ Adnan Raza
Adnan Raza
EVP, Finance and Chief Financial Officer
(principal financial and accounting officer)

Dated: May 31, 2024